

Mail Stop 4631

October 31, 2017

Via E-mail
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re: Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **Response dated October 16, 2017**
> **File No. 1-35755**

Dear Mr. Dong:

We have reviewed your response letter dated October 16, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended June 30, 2016

Trade and Other Receivables, page F-3

1. We note your responses to comments 1 through 11 of our letter dated August 25, 2017. Your responses do not demonstrate that you performed a complete analysis of the requirements of ASC 310-10-35-4 through 35-11 as well as considered the objective negative factors cited in our prior letters in determining your allowance for doubtful accounts as of June 30, 2016. Please complete a comprehensive analysis of the allowance for doubtful accounts recorded as of June 30, 2016 and June 30, 2017 and correspondingly record the appropriate adjustments to your financial statements. Please

ensure you consider the guidance of ASC 250-10-45-22 through 45-24 as well as ASC 250-10-50-7 through 50-10. Please also consider the impact of any adjustments on your original conclusions regarding the effectiveness of your disclosure controls and procedures and/or internal controls over financial reporting pursuant to Items 307 and 308 of Regulation S-K. We also remind you of the filing requirements of Item 4.02 of Form 8-K.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction